                                                                   EXHIBIT 12(A)

                OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
               Computation of Ratio of Earnings to Fixed Charges

                                  (Unaudited)

   ($ in millions)                                                    Years Ended December 31,
                                                ======================================================================
                                                1995            1994             1993            1992             1991
                                                ----            ----             ----            ----             ----
Earnings:
Income (loss) before taxes                      $217            $141            $(150)            $88            $(25)
Add (deduct):
   Income taxes of 50% owned affiliates            4               4                3               1               3

   Equity in (earnings) loss of less than
          50% owned affiliates                    (1)              2                4               5               -

   Dividends received from less than
          50% owned affiliates                     1               -                -               -               -


   Interest capitalized, net of amortization       1               1               (1)             (4)             (1)

   Fixed charges as described below               64              56               56              58              63
                                                ----            ----             ----            ----            ----
         Total                                  $286            $204             $(88)           $148             $40
                                                ====            ====             ====            ====            ====
Fixed charges:
   Interest expense                              $45             $38              $41             $45             $50

   Estimated interest factor in rent expense      19              18               15              13              13
                                                ----            ----             ----            ----            ----
         Total                                   $64             $56              $56             $58             $63
                                                ====            ====             ====            ====            ====
Ratio of earnings to fixed charges(a)            4.5             3.6                -             2.6             0.6
                                                ====            ====             ====            ====            ====

(a) In the twelve months ended December 31, 1993 and December 31, 1991, earnings were inadequate to cover fixed charges by $144 million and $23 million, respectively. In 1993, the Company recorded an after-tax charge of $132 million for personnel reductions, business restructurings involving consolidations and re-alignments within divisions, costs at sites of discontinued businesses, future environmental liabilities, and other charges. In 1991, the Company recorded an after-tax charge of $80 million to cover losses on the disposition and write-down of certain businesses and costs of personnel reductions.